SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

16 May 2019

Prudential plc

Results of Annual General Meeting held on 16 May 2019

Prudential plc (the "Company") announces that at its Annual General Meeting ("AGM") held earlier today, Resolutions 1 to 20 (inclusive) and Resolution 22 as ordinary resolutions together with Resolution 21 and Resolutions 23 to 25 (inclusive) as special resolutions, were duly passed and the results of the polls are as follows:

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive and consider the accounts for the financial year ended 31 December 2018, together with the Strategic Report, Director's Remuneration Report, Directors' Report and the Auditor's Report on those Accounts	2,021,375,522	99.37	12,896,150	0.63	2,034,271,672	78.25%	8,093,373
2	To approve the Directors' Remuneration Report for the year ended 31 December 2018	1,948,451,528	95.71	87,313,483	4.29	2,035,765,011	78.31%	6,608,034
3	To elect Mrs Fields Wicker-Miurin as a Director	2,040,649,361	99.95	928,307	0.05	2,041,577,668	78.53%	792,607
4	To re-elect Sir Howard Davies as a Director	2,017,626,030	98.92	22,084,185	1.08	2,039,710,215	78.46%	2,659,939
5	To re-elect Mr Mark FitzPatrick as a Director	2,032,376,174	99.55	9,213,192	0.45	2,041,589,366	78.53%	773,638
6	To re-elect Mr David Law as a Director	2,006,837,322	98.39	32,875,557	1.61	2,039,712,879	78.46%	2,652,275
7	To re-elect Mr Paul Manduca as a Director	1,837,121,873	90.73	187,737,843	9.27	2,024,859,716	77.89%	17,503,287
8	To re-elect Mr Kaikhushru Nargolwala as a Director	2,035,575,341	99.71	5,996,208	0.29	2,041,571,549	78.53%	795,115
9	To re-elect Mr Anthony Nightingale as a Director	1,641,838,104	83.19	331,755,308	16.81	1,973,593,412	75.92%	68,776,742
10	To re-elect Mr Philip Remnant as a Director	2,019,967,010	99.03	19,741,213	0.97	2,039,708,223	78.46%	2,659,581
11	To re-elect Ms Alice Schroeder as a Director	2,038,397,122	99.84	3,190,171	0.16	2,041,587,293	78.53%	775,711
12	To re-elect Mr James Turner as a Director	2,036,683,458	99.76	4,902,744	0.24	2,041,586,202	78.53%	778,952
13	To re-elect Mr Thomas Watjen as a Director	2,037,313,316	99.79	4,254,704	0.21	2,041,568,020	78.53%	802,134
14	To re-elect Mr Michael Wells as a Director	2,040,302,762	99.94	1,271,427	0.06	2,041,574,189	78.53%	790,965
15	To re-appoint KPMG LLP as the Company's auditor	1,976,986,381	96.83	64,634,233	3.17	2,041,620,614	78.53%	743,199
16	To authorise the Audit Committee to determine the amount of the auditor's remuneration	2,013,363,461	98.61	28,307,692	1.39	2,041,671,153	78.53%	693,964
17	To renew the authority to make political donations	2,013,446,648	99.04	19,553,143	0.96	2,032,999,791	78.20%	9,365,328
18	To renew the authority to allot ordinary shares	1,998,370,659	98.10	38,618,412	1.90	2,036,989,071	78.35%	5,373,898
19	To renew the extension of authority to allot ordinary shares to include repurchased shares	2,017,364,556	99.17	16,907,622	0.83	2,034,272,178	78.25%	8,092,941
20	To renew the authority to allot preference shares	2,011,577,781	98.89	22,677,439	1.11	2,034,255,220	78.25%	8,109,899
21	To renew the authority for disapplication of pre-emption rights	2,024,502,420	99.39	12,415,914	0.61	2,036,918,334	78.35%	5,445,445
22	To renew the authority for issuance of mandatory convertible securities (MCS)	2,009,829,893	98.67	27,101,133	1.33	2,036,931,026	78.35%	5,432,753
23	To renew the authority for disapplication of pre-emption rights in connection with an issuance of MCS	1,997,535,348	98.07	39,355,587	1.93	2,036,890,935	78.35%	5,472,844
24	To renew the authority for purchase of own shares	2,013,076,219	98.70	26,418,096	1.30	2,039,494,315	78.45%	2,875,804
25	To renew the authority in respect of notice for general meetings	1,882,787,385	92.61	150,217,880	7.39	2,033,005,265	78.20%	9,357,348

Lord Turner did not stand for re-election as a Non-Executive Director of the Company, and retired from the Board with effect from the conclusion of the AGM.

Mr Foley, Mr Nicandrou and Mr Falcon did not stand for election or re-election and their appointment as Executive Directors ceased with effect from the conclusion of the AGM. They will however continue to serve as members of the Group Executive Committee.

As at 6.30pm (UK time) on 14 May 2019, the number of issued shares of the Company was 2,559,708,677 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on any of the resolutions proposed at the AGM. Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution.

Pursuant to Listing Rule 9.6.2 of the UK Listing Rules, copies of all resolutions, other than those concerning ordinary business, passed at the AGM on 16 May 2019, will shortly be available to view via the National Storage Mechanism at http://www.morningstar.co.uk/uk/NSM

Additional Information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Contact:

Chris Smith, Deputy Group Secretary, +44 (0)20 3977 9639

Alan F. Porter, Group General Counsel and Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 May 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary